Exhibit 99.2

Cipher Pharmaceuticals Inc.

Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2015

(Unaudited)

Cipher Pharmaceuticals Inc.

Consolidated Balance Sheets

As at September  30, 2015 and December 31, 2014

(in thousands of United States dollars - unaudited)

	Note	2015	2014
		$	$
ASSETS

Current assets
Cash and cash equivalents		28,058	45,368
Accounts receivable		13,680	12,340
Inventory		1,108	207
Prepaid expenses and other assets	4	3,075	759
		45,921	58,674

Property and equipment, net		315	22
Intangible assets, net	5	46,753	1,473
Goodwill	3	6,730	-
Deferred tax asset		3,315	5,936

Total Assets		103,034	66,105

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	4,6	10,686	9,702
Provisions	6	3,201	-
Current portion of deferred revenue		873	1,316
		14,760	11,018

Deferred revenue		296	1,007
Senior secured notes, net of issuance cost	4	34,377	-
Derivative financial instrument	4	1,633	-
Other long term liability		367	-
Total Liabilities		51,433	12,025

SHAREHOLDERS' EQUITY

Share capital	7	14,759	13,438
Contributed surplus		3,935	2,776
Accumulated other comprehensive loss		(9,514)	(4,826)
Retained earnings		42,421	42,692
Total Shareholders' Equity		51,601	54,080

Total Liabilities and Shareholders' Equity		103,034	66,105

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.

Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss)

Three and nine month periods ended September 30, 2015 and 2014

(in thousands of United States dollars, except per share data - unaudited)

		Three months		Nine months
		September 30,	September 30,	September 30,	September 30,
	Note	2015	2014	2015	2014
		$	$	$	$

Revenues
Licensing revenue		6,263	6,152	19,326	20,538
Product revenue		2,197	470	5,369	1,235

Net revenues		8,460	6,622	24,695	21,773

Cost of products sold		847	124	1,968	352

Gross profit		7,613	6,498	22,727	21,421

Expenses
Research and development		509	245	1,377	850
Selling and marketing		2,595	507	5,483	1,526
General and administrative		5,347	1,440	11,628	4,600
Amortization of intangible assets		1,338	174	2,695	519

Total operating expenses	8	9,789	2,366	21,183	7,495

Finance costs
Interest on senior secured notes		1,543	-	2,511	-
Change in fair value of derivative financial instrument		(2,116)	-	(2,508)	-
Interest income		(82)	(134)	(313)	(338)

		(655)	(134)	(310)	(338)

Income (loss) before income taxes		(1,521)	4,266	1,854	14,264

Income taxes (recovery)	10	695	(3,682)	2,125	(1,320)

Income (loss) for the period		(2,216)	7,948	(271)	15,584

Item that may be reclassified to profit or loss

Foreign currency translation adjustment		-	(2,421)	(4,688)	(2,312)

Income (loss) and comprehensive income (loss) for the period		(2,216)	5,527	(4,959)	13,272

Basic earnings per share	11	(0.09)	0.31	(0.01)	0.62

Diluted earnings per share	11	(0.09)	0.30	(0.01)	0.60

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.

Consolidated Statements of Changes in Shareholders' Equity

Nine month periods ended September 30, 2015 and 2014

(in thousands of United States dollars - unaudited)

			Accumulated
			Other		Total
	Share	Contributed	Comprehensive	Retained	Shareholders'
	Capital	Surplus	Loss	Earnings	Equity
	$	$	$	$	$

Balance, January 1, 2015	13,438	2,776	(4,826)	42,692	54,080

Loss for the period	-	-	-	(271)	(271)

Exercise of stock options	1,069	(485)	-	-	584

Shares issued under the share purchase plan	252	-	-	-	252

Share-based compensation - stock option plan	-	1,644	-	-	1,644

Foreign currency translation adjustment	-	-	(4,688)	-	(4,688)

Balance, September 30, 2015	14,759	3,935	(9,514)	42,421	51,601

Balance, January 1, 2014	10,223	2,964	(667)	23,919	36,439

Income for the period	-	-	-	15,583	15,583

Exercise of stock options	2,867	(1,299)	-	-	1,568

Shares issued under the share purchase plan	123	-	-	-	123

Share-based compensation - stock option plan	-	793	-	-	793

Foreign currency translation adjustment	-	-	(2,312)	-	(2,312)

Balance, September 30, 2014	13,213	2,458	(2,979)	39,502	52,194

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.

Consolidated Statements of Cash Flows

Nine month periods ended September 30, 2015 and 2014

(in thousands of United States dollars - unaudited)

		Nine months
		September 30,	September 30,
	Note	2015	2014
		$	$
Cash provided by (used in)

Operating activities
Income (loss) for the period		(271)	15,584
Items not affecting cash:
Depreciation of property and equipment		35	11
Amortization of intangible assets	5	2,695	519
Share-based compensation - share purchase plan	7	25	19
Share-based compensation - stock option plan		1,644	793
Foreign exchange loss on cash and cash equivalents		2,104	-
Change in fair value of derivative		(2,508)	-
Interest on senior secured notes		2,511	-
Deferred income taxes		2,137	(1,320)
		8,372	15,606

Changes in non-cash operating items:
Accounts receivable		(568)	9,254
Inventory		(69)	(54)
Prepaid expenses and other assets		(577)	(28)
Accounts payable and accrued liabilities		(272)	(4,024)
Provisions		177	-
Other long term liability		367	-
Deferred revenue		(961)	(1,060)

Net cash generated from operating activities		6,469	19,694

Investing activities
Purchase of property and equipment		(174)	(10)
Acquisition of intangible assets	5	(7,392)	-
Acquisition of Innocutis, net of cash acquired	3	(45,341)	-

Net cash used in investing activities		(52,907)	(10)

Financing activities
Proceeds from senior secured notes		40,000	-
Interest and financing costs paid		(5,802)	-
Proceeds from shares issued under the share purchase plan		227	104
Proceeds from exercise of stock options		584	1,568

Net cash generated from financing activities		35,009	1,672

Increase (decrease) in cash and cash equivalents		(11,429)	21,356
Impact of foreign exchange on cash		(5,881)	(1,636)
Cash and cash equivalents, beginning of period		45,368	22,733

Cash and cash equivalents, end of period		28,058	42,453

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

September 30, 2015

(in thousands of United States dollars, except per share amounts - unaudited)

1	NATURE OF OPERATIONS

Cipher Pharmaceuticals Inc. ("Cipher") and its subsidiaries (together the "Company") is a specialty pharmaceutical company focused on dermatology.  The Company acquires products that fulfill unmet medical needs, manages the required clinical development and regulatory approval process, and markets those products either directly or through partners.  The Company is building its dermatology franchise through product licensing and acquisitions.  Cipher was incorporated under the Business Corporations Act of Ontario on January 9, 2004 and is located at 2345 Argentia Road, Mississauga, Ontario.

On April 13, 2015, the Company purchased 100% of the outstanding members' interests of Innocutis Holdings, LLC ("Innocutis"). The Company acquired Innocutis as part of its strategy to expand into the United States and to expand its product line offerings to new and existing customers (see Note 3).

2	BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.  These condensed interim consolidated financial statements should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2014, which were prepared in accordance with IFRS as issued by the IASB. The Board of Directors approved these condensed interim consolidated financial statements on November 3, 2015.

Change in presentation and functional currency

Effective April 2015, Cipher changed its functional currency from Canadian dollars to United States dollars ("US dollar").  The Company also changed its presentation currency from Canadian dollars to United States dollars.  The change in presentation currency was made to better reflect the Company's business activities and to improve investor's ability to compare the Company's financial results with other publicly traded businesses in the industry.  In making the change to a US dollar presentation currency, the Company followed the guidance in IAS 21: The Effects of Changes in Foreign Exchange Rates and has applied the change retrospectively as if the new presentation currency had always been the Company's presentation currency.  In accordance with IAS 21, the financial statements for all the periods presented have been translated to the new US dollar presentation currency.  For comparative balances, assets and liabilities have been translated into the presentation currency at the rate of exchange prevailing at the reporting date, or at the exchange rate prevailing at the date of the transactions.  Exchange rate differences arising on translation are taken to accumulated other comprehensive income in shareholders' equity.  The Company has presented the effects of the change in the presentation currency below.

The functional currency of an entity is the currency of the primary economic environment in which the entity operates.  Following the change in functional currency outlined above, the functional currency of Cipher and its subsidiaries is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

	Three months		Nine months
	September 30, 2014	September 30, 2014	September 30, 2014	September 30, 2014
	United States	Canadian	United States	Canadian
	$	$	$	$
Revenues
Licensing revenue	6,152	6,699	20,538	22,475
Product revenue	470	512	1,235	1,350
Net revenues	6,622	7,211	21,773	23,825
Cost of products sold	124	135	352	384
Gross profit	6,498	7,076	21,421	23,441
Expenses
Research and development	245	267	850	931
Selling and marketing	507	552	1,526	1,670
General and administrative	1,440	1,568	4,600	5,035
Amortization of intangible assets	174	189	519	568
Interest income	(134)	(146)	(338)	(370)
Total operating expenses	2,232	2,430	7,157	7,834
Income before income taxes	4,266	4,646	14,264	15,607
Income taxes (recovery)	(3,682)	(4,010)	(1,320)	(1,420)
Income for the period	7,948	8,656	15,584	17,027
Item that may be reclassified to profit or loss
Foreign currency translation adjustment	(2,421)	-	(2,312)	-
Income and comprehensive income for the period	5,527	8,656	13,272	17,027

Basic earnings per share	$0.31	$0.34	$0.62	$0.67
Diluted earnings per share	$0.30	$0.33	$0.60	$0.65

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

September 30, 2015

(in thousands of United States dollars, except per share amounts - unaudited)

Accounting standards issued but not yet adopted

IFRS 15 Revenue from Contracts with Customers: This standard replaces International Accounting Standards ("IAS") 11 Construction Contracts, IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes. This standard outlines a single comprehensive model for entities to account for revenue arising from contracts with customers. The latest date of mandatory implementation of IFRS 15 is January 1, 2018. The Company has not yet evaluated the impact on the financial statements.

IFRS 9 Financial Instruments: The final version of IFRS 9 Financial Instruments, was issued by the IASB in July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a model for classification and measurement, a single, forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. The new single, principle based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018; however it is available for early adoption. In addition, the own credit changes can be early applied in isolation without otherwise changing the accounting for financial instruments. The Company is yet to assess the full impact of IFRS 9 and has not yet determined when it will adopt the new standard.

3	BUSINESS COMBINATION

On April 13, 2015, the Company acquired 100% of the outstanding Innocutis members' interests. The Company acquired Innocutis as part of its strategy to expand in the U.S. and to expand product line offerings to new and existing customers. The principal business of Innocutis is a pharmaceutical and medical device company specializing in the development and commercialization of therapies and devices focused on medical treatment of dermatological conditions. The operating results of Innocutis have been consolidated with those of the Company effective April 13, 2015 and make up the U.S. segment. The total purchase price of $45,506 was paid in cash and includes a working capital adjustment of $72.

The goodwill of $6,730 arising from the acquisition is atributable to the acquired work force and synergies expected from combining the operations of the Company. The goodwill recognized is expected to be deductible for income tax purposes.

The following table provides the preliminary fair value of the assets acquired and the liabilities assumed at the date of acquisition.

Cash and cash equivalents	$165
Accounts receivable	1,867
Inventory	853
Property and equipment	27
Goodwill	6,730
Intangible assets	40,851
Accounts payable and accrued liabilities	(1,963)
Provision for product returns	(3,024)
Purchase price	$45,506

The fair value of the identifiable intangible assets of $40,851 is provisional pending receipt of the final valuation for those assets.

Acquisition related costs of $990 have been charged to general and administrative expenses in the consolidated statement of earnings and comprehensive income.

Had Innocutis been consolidated from January 1, 2015, the consolidated statements of earnings (loss) and comprehensive income (loss) would show pro-forma revenue of $26,372 and a net loss before income taxes of $1,003 for the nine month period ended September 30, 2015.

4	FINANCIAL INSTRUMENTS AND SENIOR SECURED NOTES

Under certain agreements, the Company has the right to set-off financial assets with financial liabilities with respect to advances, rebates and licensing payments. At September 30, 2015, the Company had gross financial assets of $30 and gross financial liabilities of $4,898 related to Galephar Pharmaceutical Research Inc. ("Galephar"). The net amount of $4,868 owing to Galephar has been recorded in accounts payable and accrued liabilities at September 30, 2015 (gross financial assets of $780 and gross financial liabilities of $6,552 for a net amount of $5,772 owing at December 31, 2014).

In connection with the acquisition of Innocutis, the Company closed a private offering of $100,000 in aggregate principal amount of senior secured notes due in 2020 ("Notes"). The Company received an initial draw down of $40,000, which was used to fund the majority of the purchase price for Innocutis. The Notes bear interest at a fixed rate of 10.25% per annum, payable quarterly in arrears on the last day of each quarter, and will mature in five years, unless repurchased earlier.

In connection with the offering, the Company issued 600,000 common share purchase warrants to the lender. The exercise price of the warrants is $9.22 (equal to the five day volume-weighted average price on the Toronto Stock Exchange prior to closing, converted to US dollars) and expire seven years from the date of issuance. A pricing model with observable market-based inputs was used to estimate the fair value of the warrants issued. The estimated fair value of the warrants at April 13, 2015 and September 30, 2015 were $4,141 and $1,633, respectively.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

September 30, 2015

(in thousands of United States dollars, except per share amounts - unaudited)

The variables used to compute the fair value as at April 13, 2015 and September 30, 2015 are as follows:

	April 13, 2015	Sept. 30, 2015
Share price	$9.22	$3.71
Expected life	7.0 years	7.0 years
Expected volatility	83.6%	82.4%

The following is the continuity of the Notes for the period ended September 30, 2015:

Balance January 1, 2015	$-
Draw down of Notes	40,000
Fair value of warrants on initial recognition	(4,141)
Deferred financing cost	(2,046)
Interest expense	1,947
Interest paid	(1,947)
Accretion expense	564
Balance September 30, 2015	$34,377

Total debt issuance costs associated with the Notes of $2,046 have been netted against the Notes on the consolidated balance sheet. Additional costs of $1,810 which relate to the undrawn portion of the Notes have been included in prepaid expenses and other assets.

Fair value of financial instruments

Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The best evidence of fair value is quoted bid or ask prices in an active market. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, pricing models, normally with observable market based inputs, are used to estimate fair value. Financial instruments traded in a less active market have been valued using indicative market prices, present value or other valuation techniques. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

At September 30, 2015, the Company’s financial instruments consisted of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, senior secured notes, and derivative financial instrument. The derivative financial instrument is measured at fair value with any changes recognized through the statement of earnings (loss) and comprehensive income (loss) and is classified as Level 2 (as defined under IFRS). Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are measured at amortized costs and their fair values approximate carrying values due to their short-term nature.

The senior secured notes are measured at amortized cost. At September 30, 2015, the fair value of the senior secured notes approximates its face value of $40,000. The fair values are based on cash flows discounted using a rate based on the borrowing rate.

5	INTANGIBLE ASSETS

In 2015, the Company in-licensed the Canadian distribution rights to Ozenoxacin, a topical treatment for impetigo, from Ferrer International SA, a privately-held Spanish pharmaceutical company. An up-front payment of $237 was made upon execution of the agreement and a second milestone for $197 based on the achievement of a development milestone, was paid in Q3 2015. The licensing agreement provides for one additional milestone for regulatory approval, as well as royalties on commercial sales.

In 2015, the Company acquired the worldwide rights to three products from Astion Pharma A/S, a Denmark-based specialty pharmaceutical company, for $4,891. The products include: Dermadexin, a patent-protected topical barrier-repair cream for the treatment of seborrheic dermatitis, Pruridexin, a patent-protected topical cream for the treatment of chronic pruritus, and ASF-1096 a product candidate in Phase II that is being investigated as a treatment for discoid lupus erythematosus. The transaction includes future milestones of up to $27,257 based on future regulatory and commercial sales milestones.

In 2015, the Company in-licensed the Canadian distribution rights to CF101, a novel chemical entity being developed by Can-Fite Biopharma for moderate to severe plaque psoriasis and rheumatoid arthritis. An up-front payment of $1,301 was made upon execution of the agreement and the transaction includes future milestones of up to $1,603 based on future regulatory and commercial sales milestones, as well as royalties on commercial sales.

In 2015, the Company in-licensed the Canadian rights to Vaniqa and Actikerall from Almirall SA, a Spanish pharmaceutical company. Both products have been approved by Health Canada and Vaniqa is currently on the Canadian market. An up-front payment of $353 was paid upon execution of the agreement and the transaction includes future milestones based on commercial sales targets.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

September 30, 2015

(in thousands of United States dollars, except per share amounts - unaudited)

	Product Rights and Other	Licensing and Intellectual Property Rights	Total

As at January 1, 2015
Cost	$6,065	$849	$6,914
Accumulated amortization	(5,441)	-	(5,441)
Net book value	$624	$849	$1,473

For the nine months ended September 30, 2015
Opening net book value	$624	$849	$1,473
Acquisition (Note 3)	40,851	-	40,851
Additions	-	7,392	7,392
Amortization	(2,289)	(406)	(2,695)
Foreign exchange differences	-	(268)	(268)
Net book value	$39,186	$7,567	$46,753

As at September 30, 2015
Cost	$46,916	$8,241	$55,157
Accumulated amortization	(7,730)	(674)	(8,404)
Net book value	$39,186	$7,567	$46,753

6	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES AND PROVISIONS

	As at	As at
	Sept. 30, 2015	December 31, 2014

Trade accounts payable	$8,418	$8,258
Accrued liabilities	2,268	1,444
	$10,686	$9,702

Provisions include product returns, rebates and other similar allowances. The provision for product returns relates to potential returns of product due to expiration or other return rights under the terms of  distribution and supply agreements with customers.  The adequacy of the provision is evaluated each quarter based on product sales activity and estimates of expiring products in the distribution chain.  The following is the continuity of the balance for the nine month period ended September 30, 2015:

Balance January 1, 2015	$-
Acquired through business acquisition (Note 3)	3,024
Additional provisions during the period	936
Drawdowns of the provision during the period	(759)
Balance September 30, 2015	$3,201

7	SHARE CAPITAL

Authorized share capital

The authorized share capital consists of an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares, with no par value.

Issued share capital

The following is a summary of the changes in share capital from January 1, 2014 to September 30, 2015:

	Number of
	common shares	Amount
	(in thousands)	$

Balance outstanding - January 1, 2014	24,976	10,223
Options exercised	668	2,926
Shares issued under the share purchase plan	29	289
Balance outstanding - December 31, 2014	25,673	13,438

Options exercised in Q1 2015	217	863
Shares issued in Q1 2015 under the share purchase plan	3	42
Options exercised in Q2 2015	64	191
Shares issued in Q2 2015 under the share purchase plan	6	55
Options exercised in Q3 2015	20	16
Shares issued in Q3 2015 under the share purchase plan	28	154
Balance outstanding - September 30, 2015	26,011	14,759

Share purchase plan

During the three month period ended September 30, 2015, 28,498 shares were issued under the Employee and Directors Share Purchase Plan (4,037 in Q3 2014). Included in share-based compensation expense is $10 ($5 in Q3 2014), which is the discount on the shares issued under the share purchase plan during the three month period.

During the nine month period ended September 30, 2015, 37,383 shares were issued under the Employee and Directors Share Purchase Plan (16,232 in 2014). Included in share-based compensation expense is $25 ($15 in 2014), which is the discount on the shares issued under the share purchase plan during the nine month period.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

September 30, 2015

(in thousands of United States dollars, except per share amounts - unaudited)

Stock option plan

The following is a summary of the changes in the stock options outstanding from January 1, 2014 to September 30, 2015:

	Number of	Weighted average
	options	exercise price
	(in thousands)	$

Balance outstanding - January 1, 2014	1,619	2.52
Granted	516	7.61
Exercised	(668)	2.37
Cancelled	(183)	4.55
Balance outstanding - December 31, 2014	1,284	4.03

Granted	532	10.11
Exercised	(301)	1.94
Cancelled	(38)	8.34
Balance outstanding - September 30, 2015	1,477	5.83

At September 30, 2015, 546,100 options were fully vested and exercisable (668,047 at September 30, 2014).

During the three months ended September 30, 2015, the Company granted 51,278 stock options under the stock option plan, with exercise prices of $7.18 and $7.23, 25% of which vest on August 18 of each year for the next four years, commencing in 2016, and expire in 2025. Total compensation cost for these stock options is estimated to be $253 which will be recognized on a graded basis over the vesting period of the stock options.

The stock options were valued using the Black-Scholes option pricing model at $4.93 and $4.96, with the following assumptions. Expected volatility is based on the Company's historical volatility, while estimated forfeitures are not considered significant.

Risk-free interest rate	1.39%
Expected life	5.8 years
Expected volatility	81.0%
Expected dividend	Nil

Restricted Share Unit (RSU) and Performance Share Unit (PSU) Plan

On May 13, 2015, the Company adopted a RSU and PSU plan. RSUs and PSUs are notional share units exchangeable for common shares of the Company. RSUs are granted to all employees and directors of the Company and PSUs are granted to certain executives. RSUs granted to employees vest over a three year period and RSUs granted to directors vest over a one year period. PSUs vest based upon the achievement of financial performance goals for the Company for the three year period ended December 31, 2017.

A summary of the RSUs and PSUs granted and outstanding as at September 30, 2015 is as follows:

	RSUs		PSUs
	Number of Units (in 000's)	Fair Value $	Number of Units (in 000's)	Fair Value $

Balance at January 1, 2015	-	-	-	-
Granted in Q2 2015	61	524	29	250
Granted in Q3 2015	9	73	2	14
Cancelled in Q3 2015	(5)	(43)	-	-
Balance at September 30, 2015	65	554	31	264

The total expense for RSUs and PSUs for the three and nine month periods ended September 30, 2015 were $137 and $146 respectively.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

September 30, 2015

(in thousands of United States dollars, except per share amounts - unaudited)

8	EXPENSES BY NATURE

	Three Months	Three Months	Nine Months	Nine Months
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014

Employees salaries and other short term benefits	$2,817	$609	$5,972	$1,959
Directors fees	67	61	208	258
Share-based compensation	749	332	1,669	812
Depreciation of property and equipment	22	4	35	11
Amortization of intangible assets	1,338	174	2,695	519
Professional and consulting fees	1,915	385	5,040	1,430
Contract sales	17	236	448	679
Facility rent	66	17	122	59
Listing fees (TSX and NASDAQ)	-	-	127	43
Travel expenses	426	68	949	185
Insurance	150	70	446	237
Foreign exchange (gain) loss	1,831	(282)	1,119	(690)
Severance costs	-	310	293	1,205
Other transaction related costs	-	-	300	-
Other expenses	391	382	1,760	789
	$9,789	$2,366	$21,183	$7,496

9	COMPENSATION OF KEY MANAGEMENT

Key management includes directors and executives of the Company. The compensation paid or payable to key management for services is shown below:

	Three Months	Three Months	Nine Months	Nine Months
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014

Salaries and short-term employee benefits	$397	$321	$1,260	$1,018
Directors fees	67	61	208	258
Share-based compensation	146	299	973	731
Severance costs	-	310	-	1,205
	$610	$991	$2,441	$3,213

10	INCOME TAXES

Management uses estimates when determining current and deferred income taxes. These estimates are used to determine the recoverability of tax loss carry forward amounts, research and development expenditures and investment tax credits. Significant judgment is required regarding future probability of the Company to be able to realize deferred taxes. Changes in market conditions, changes in tax legislation, patent challenges and other factors, including the approval or launch of generic versions of any of the Company’s products, could adversely affect the ongoing value of deferred taxes. The carrying amount of deferred income tax assets is reassessed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to utilize all or part of the deferred income tax assets. Unrecognized deferred income tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that there will be sufficient taxable profits to allow all or part of the asset to be recovered.

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Income tax expense as reported differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

	Three Months	Three Months	Nine Months	Nine Months
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014

Income (loss) before income taxes	$(1,521)	$4,266	$1,854	$14,264

Tax provision at the statutory income tax rate of 26.5%	$(403)	$1,130	$491	$3,780
Permanent differences	267	41	187	163
Impact of US income tax rates	(334)	-	(588)	-
Change in deferred income tax asset (liability) not recognized	1,165	(198)	2,035	(608)
Recognition of deferred income tax asset	-	(4,655)	-	(4,655)

Income tax expense (recovery)	$695	$(3,682)	$2,125	$(1,320)

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

September 30, 2015

(in thousands of United States dollars, except per share amounts - unaudited)

The movement in the deferred income tax asset for the nine month periods ended September 30, 2015 and September 30, 2014 is as follows:

	Nine Months	Nine Months
	Sept. 30, 2015	Sept. 30, 2014

As at January 1	$5,936	$6,164
Income tax expense	(2,125)	(3,335)
Credited to statements of earnings (loss) and comprehensive income (loss)	-	4,655
Effect of foreign exchange	(496)	492

As at September 30	$3,315	$7,976

11	EARNINGS PER SHARE

Earnings per share is calculated using the weighted average number of shares outstanding. The weighted average number of shares outstanding for the three months ended September 30, 2015 was 25,977,449 (for the three months ended September 30, 2014 - 25,486,126). The weighted average number of shares outstanding for the nine months ended September 30, 2015 was 25,912,112 (for the nine months ended September 30, 2014 - 25,229,235).

Diluted earnings per share is calculated using the weighted average number of shares outstanding taking into consideration the weighted average impact of dilutive securities. For the three and nine month periods ended September 30, 2015, the computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options. The dilutive weighted average number of shares outstanding for the three months ended September 30, 2015 was 26,353,105 (for the three months ended September 30, 2014 - 26,305,520). The dilutive weighted average number of shares outstanding for the nine months ended September 30, 2015 was 26,403,925 (for the nine months ended September 30, 2014 - 26,153,737).

12	SEGMENTED INFORMATION

The Company's operations are categorized into one industry segment, being specialty pharmaceuticals. The Company is managed geographically in Canada and the United States commencing in Q2 2015 with the acquisition of Innocutis.

Three Months ended September 30, 2015

	Canada	United States	Total
External revenue by segment
Licensing revenue	$6,263	$-	$6,263
Product revenue	639	1,558	2,197
Net revenue	$6,902	$1,558	$8,460

Segment profit (loss) including amortization	$1,328	$(3,504)	$(2,176)
Finance costs			655
Income taxes			(695)
Loss for the period			$(2,216)

Nine Months ended September 30, 2015

	Canada	United States	Total
External revenue by segment
Licensing revenue	$19,326	$-	$19,326
Product revenue	2,054	3,315	5,369
Net revenue	$21,380	$3,315	$24,695

Segment profit (loss) including amortization	$7,794	$(6,250)	$1,544
Finance costs			310
Income taxes			(2,125)
Loss for the period			$(271)

Other financial information by segment:

	Canada	United States	Total

Total assets	$54,240	$48,794	$103,034

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

September 30, 2015

(in thousands of United States dollars, except per share amounts - unaudited)

13	COMMITMENTS

On September 28, 2015 the Company entered into a new lease for office space in Charleston, South Carolina. The new lease will commence on February, 1, 2016 and ends on January 31, 2023. The total minimum annual payments under the lease are as follows:

2016	$283
2017	$318
2018	$328
2019	$338
2020	$348
2021	$358
2022	$369
2023	$31